SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934
Date of Announcement: 29 November 2016
BT Group plc
(Translation of registrant's name into English)
BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......           No ..X..

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Tuesday 29 November 2016

BT Group plc

Response to Ofcom statement

"We note Ofcom's announcement this morning, updating on the next steps of the Digital Communications Review.

We put forward proposals in July that we believe are fair and sustainable, and that meet Ofcom's objectives without disproportionate costs. We are implementing these proposals, and have just appointed Mike McTighe to be the first chairman of Openreach. We are in discussions with Ofcom on two outstanding issues, the reporting line of the Openreach CEO and the form of legal incorporation.

We will continue to work with Ofcom to reach a voluntary settlement that is good for customers, shareholders, employees, pensioners and investment in the UK's digital future"

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)
 By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.
Date 29 November 2016